January 21, 2011

VIA EDGAR AND OVERNIGHT MAIL

Sonia Bednarowsky
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	EDUtoons, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 22, 2010
File No 333-168587

Dear Ms. Bednarowski:

We are counsel to EDUtoons, Inc. (“EDUtoons,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated January 5, 2011, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

Comment 1:   Please disclose that you are a shell company here and in your Shares Eligible for Resale section as you state in your response to our prior comment 1 that you have nominal operations and that all of your assets consist of cash and deferred registration costs. Refer to Rule 405 of the Securities Act of 1933.

Response:  Page ii and the section entitled Shares Eligible for Resale found on page 11 of Amendment No. 3 contains disclosure regarding the shell status of the Company.

Summary Financial and Other Data, page 4

Comment 2:   Please delete the “unaudited” designation for the column September 30, 2010, as to not imply that the June 30, 2010 column has been audited. In this regard, none of the summary financial data presented is considered to be audited, but rather the data is obtained from the audited and unaudited financial statements.

Response:     Amendment No. 3 contains the revisions requested.  Please see page 4 of Amendment No. 3.

Risk Factors, page 5

Members of our management team have no experience in producing and marketing….. page 5

Comment 3:   We note your response to our prior comment 3. Please revise to state that Mr. Hansen’s animation experience is limited to acting as a consultant on the movie based on the comic strip he created. Alternatively, please remove the reference to Mr. Hansen in this risk factor.

Response:  Reference to Mr. Hansen in the cited risk factor has been deleted.  Please see page 5 of Amendment No. 3.

Because our Chief Executive Officer, page 8

Comment 4:   Please revise to discuss the shares controlled by your officers a group.

Response:  The cited risk factor has been revised to disclose the percentage of shares held by all officers of the Company as a group.  Please see page 8 of Amendment No. 3.

We have incurred historical losses as a result, we may not be able to generate…. page 5

Comment 5:   Please revise the first sentence here (and also the second sentence of the first paragraph under MD&A - Results of Operations) to indicate that you incurred “cumulative” losses from your inception, April 28, 2010 to September 30, 2010. In this regard, the aggregate period specified includes both an audited and unaudited period. Also, for the September 30, 2010 unaudited interim statements of operations and statements of cash flows included elsewhere in the document, please insert the word “cumulative” over the column designated as “For the Period from April 28, 2010 (Inception) to September 30, 2010.”

Response:  The Registration Statement has been revised in response to this request.  Please see pages 5 and 42 of Amendment No. 3.

Description of Business, page 14

Comment 6:   We note your response to our prior comment 8. Please clarify the phrase “following the offering” used throughout to indicate whether you mean following the closing of the offering, the date of effectiveness, or some other date.

Response:  The Registration Statement has been revised to indicate that the phrase “following the offiering” means following the closing of the offering.

Comment 7:   We note your response to our prior comment 9. Please reconcile your disclosure on pages 15, 16, and elsewhere that your budget for the next 12 months is $95,000 with your disclosure on page 10 that indicates differing budgets based on the amount of money raised in this offering, ranging from approximately $29,900 to $129,990.

Response:  The Registration Statement has been revised in response to this request.  Please see pages 10, 15 and 16 of Amendment No. 3.

Competition, page 18

Comment 8:  Please revise to remove references to specific production companies.

Response:  The Registration Statement has been revised to remove all references to specific production companies.  Please see page 18 of Amendment No. 3.

Research and Development expenditures, page 18

Comment 9:   Please reconcile your disclosure on page 15 that you intend to spend approximately $7,000 during the first quarter following the offering on research and development with your disclosure on page 18 that you intend to spend approximately $6,000 during the first quarter following the offering on research and development. Please also revise your Use of Proceeds section if appropriate.

Response:  The Registration Statement has been revised in response to this comment.  Please see pages 15 and 18 of Amendment No. 3.

Directors and Executive Officers, page_43

Comment 10: Please revise the first sentence in your description of Eileen Russell's business experience to disclose how many years she was at ABC News.

Response:  The Registration Statement has been revised in response to this comment.  Please see page 44 of Amendment No. 3

Interim Financial Statements

Comment 11: Refer to the September 30, 2010 unaudited interim balance sheet. Please revise the columnar heading for the June 30, 2010 comparative column to delete the word “audited” and instead replace with “derived from audited financial statements.”

Response:  The Registration Statement has been revised in response to this comment.    Please see page 33 of Amendment No. 3

Comment 12: Refer to Note 6 to the September 30, 2010 unaudited interim financial statements. Please disclose the value assigned to the 500,000 common shares issued to officers in consideration for services rendered. Also disclose the period over which the services were (or are to be) provided.

Response:  The Registration Statement has been revised to indicate that the shares granted to the Company’s officers were valued at $0.01 per share, the sale price of our common stock during the offering conducted by the Company in May to June, 2010.    Please see page 41 of Amendment No. 3

Age of Financial Statements

Comment 13: Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:  We note your comment above.

Consents of Independent Registered Public Accounting Firm

Comment 14: Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:  The Registration Statement contains a currently dated accountant’s consent.  Further, the Company undertakes to retain manually signed copies of such consent in its files and records for a period of five (5) years.

In addition to the responses above, the Company also hereby acknowledges that, in the event that it requests acceleration of the effectiveness of the Registration Statement, that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.